

September 2, 2009

Via U.S. Mail and Facsimile to

Mr. Alan Shinderman
Chief Executive Officer
Goldspan Resources, Inc.
10300 W. Charleston Blvd. 13-56
Las Vegas, Nevada 89135

> **Re:** **Goldspan Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2008**
> **Filed October 31, 2008**
> **Item 4.01 Form 8-K**
> **Filed August 28, 2009**
> **File No. 333-146442**

Dear Mr. Shinderman:

Your most recent Form 10-K filed October 31, 2008 includes financial statements audited by Moore and Associates Chartered ("Moore"). On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at:
http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

Please amend your Item 4.01 Form 8-K, filed August 28, 2009 to disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation..

Mr. Alan Shinderman
Goldspan Resources, Inc.
September 2, 2009
Page 2

If you are unable to obtain an Exhibit 16 letter from Moore at the time you file your amended Form 8-K please disclose this fact in the Form 8-K.

Once you explain Moore's registration revocation in an amended Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

In addition, please address the following comments regarding your Item 4.01 Form 8-K, filed August 28, 2009:

1.   We note your disclosure explaining that during the year ended July 31, 2008 and through the interim periods ended October 31, 2009, January 31, 2009 and April 30, 2009, there were no disagreements with the Former Accountant, and no reportable events. Please revise your disclosures to state whether there were any disagreements with your former accountant or reportable events during the year ended July 31, 2008 and the subsequent interim period through the date of your former accountant's resignation, which was August 6, 2009, to comply with Item 304(a)(1)(iv) of Regulation S-K.

        In addition, if you intend to continue to list your interim reporting periods, please correct your typographical error where you refer to the interim period ended October 31, 2009 rather than October 31, 2008.

2.   Please state whether you have engaged a new accountant, and if so, provide the disclosures outlined at Item 304(a)(2) of Regulation S-K.

Any amendment to Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than September 11, 2009. If you have any questions, I can be reached at 202-551-3686.

Sincerely,

Karl Hiller
Branch Chief